Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

August 1, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2013
File No. 000-14278

Dear Mr. Krikorian,

This letter responds to your comments communicated to us in your letter dated July 25, 2013. Following are our responses to the specific comments in your letter.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Notes to Financial Statements (Unaudited)

Note 12 – Income Taxes, page 23

1.	We note your proposed disclosure in response to prior comment 1. Please clarify in greater detail what consideration you gave to disclosing earnings generated from each jurisdiction of your regional operating centers, Ireland, Singapore, and Puerto Rico.

Response:

Changes in the mix of income among the jurisdictions of our foreign regional operations centers are not driving material changes in our income tax expense. Changes in the mix between U.S. income and foreign income in the aggregate may cause significant changes in our income tax expense. We have disclosed in our MD&A which of our segments’ income flow through the U.S. operations center and which flow through the foreign regional operations centers. This information, combined with the historical breakout of foreign versus U.S. income before income taxes in our income tax footnote should provide investors with the information they need to forecast the impact of foreign earnings on our income tax expense.

In considering disclosing earnings from each jurisdiction, we also noted that our foreign earnings have been consistently taxed at lower rates. We are complying with U.S. GAAP in this disclosure, and in light of these considerations, we do not believe further disclosure would provide decision useful information to investors.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 31

2.	We note your proposed disclosure in response to prior comment 2 indicating that recognition of revenue from cloud-based services provided over a contractually determined period of time begins on the date the service is made available to customers. Tell us when you consider the coverage period to begin for the on-premise licenses with software assurance, with respect to the service availability date for the cloud-based services.

Response:

We consider the coverage period for the on-premise licenses with software assurance to begin on the coverage start date as stated in the customer contract. The service availability date for the cloud-based services, which are a separate offering but may be purchased at the same time, begins on the same coverage start date as the on-premise license period if contracted at the same time.

Results of Operations, page 33

3.	We note your proposed disclosure in response to prior comment 3. Please consider quantifying the amount that each of the factors or events identified contributed to the change in revenue. For example, you should clarify how much of the $554 million increase was attributable to commercial licensing and to revenue associated with Windows 8 upgrades. In your discussion of OEM revenue, you should also consider quantifying the impact of decline in the x86 PC market separately from the impact of continued higher relative growth in emerging markets. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

The portion of the $554 million increase attributable to Windows 8 upgrades is immaterial and therefore we propose to delete this information. In addition, the impact of continued higher relative growth in emerging markets is immaterial relative to the impact of the overall x86 PC market decline, so we propose to delete this as well. Below is the disclosure we plan to include in our 2013 Form 10-K Windows Division MD&A discussion:

Fiscal year 2013 compared with fiscal year 2012

Windows Division revenue increased $839 million. Surface revenue was $853 million. Revenue from commercial licensing of Windows increased $487 million, while unearned revenue from commercial licensing also increased, reflecting continued support of our platform. In addition, we recognized $540 million of previously deferred revenue related to the expiration of the Windows Upgrade Offer. Partially offsetting these increases was a decrease in OEM revenue.

OEM revenue decreased 3%. Excluding the impact of the Windows Upgrade Offer, OEM revenue decreased 10%. This decrease primarily reflects the impact on revenue of the decline in the x86 PC market, which we estimate declined approximately 9%.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

In May 2013, we announced that we had surpassed 100 million licenses sold for Windows 8.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/S/ FRANK H. BROD
Frank H. Brod

Corporate Vice President, Finance and Administration

and Chief Accounting Officer

cc:	Amy Hood, Executive Vice President and Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, Executive Vice President and General Counsel

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